[GFFC Logo] Greenville Federal Financial Corporation
September 2, 2009
Mr. David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Greenville Federal Financial Corporation
Schedule 13E-3/TO-I
Filed on July 8, 2009
File No. 005-81254
Dear Mr. Orlic:
          Set forth below are the responses of Greenville Federal Financial Corporation (the “Company”) to the comment letter of the staff of the Securities and Exchange Commission dated August 14, 2009, with respect to Amendment No. 2 (“Amendment No. 1”) to the Schedule 13E-3/Schedule TO filed by the Company on August 25, 2009 (the “Schedule TO”).
          For your convenience, we have set forth each comment from your comment letter in bold typeface and include the Company’s response thereto below it. Capitalized terms used and not defined herein have the respective meanings assigned to them in the Offer to Purchase (the “Offer to Purchase”) filed as Exhibit (a)(1)(i) to Amendment No. 3 to the Schedule TO (“Amendment No. 3”). All references to page numbers and captions correspond to the page numbers and captions in the marked copy of the Offer to Purchase.
Schedule 13E-3/TO
1.	We note your response to comment 1 of our prior letter; however, we disagree with your position that Greenville Federal MHC should not be a filing person on the Schedule 13E-3. Given its controlling ownership percentage in the issuer, and the identical, overlapping management, it appears that Greenville Federal MHC has the ability to influence the policy and direction or the issuer and should be named as a filing person on the Schedule 13E-3.

Greenville Federal MHC is filing this date a separate Schedule 13E-3 as it is not offering to purchase any of the Company’s stock. Additional information has been inserted on pages 9,21,30,31,61,63 and 75 of the Offer to Purchase reflecting Greenville Federal MHC’s status as a filing person.
690 Wagner Avenue • Greenville, Ohio 45331 • Phone (937) 548-4158

     At this time, the Company expects that it will update the Offer to Purchase and Schedule TO, and that Greenville Federal MHC will update its Schedule 13E-3, with June 30, 2009, financial statements and incorporation by reference to the Form 10-K for the fiscal year ended June 30, 2009, its 2009 Annual Report to Stockholders, and its proxy statement for its 2009 Annual Meeting of Stockholders. Such Schedule TO and Schedule 13E-3 will be filed with the final version of the Offer to Purchase at the time of commencement of the Offer.
     If you have any questions or comments regarding the foregoing response, please do not hesitate to contact me at (937) 548-4158 or legal counsel, Cynthia A. Shafer, at (513) 723-4009.

Very truly yours,

/s/ Jeff D. Kniese

Jeff D. Kniese President & Chief Executive Officer
cc:	Peggy Kim
Cynthia A. Shafer
Harold Hanley
David Muchnikoff